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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Nextel Partners, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

65333F107

(Cusip Number)

February 15, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☐ Rule 13d-1 (c)

        ☒ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 65333F107			Page 2 of 8

1.	Name of Reporting Person: Madison Dearborn Capital Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 12,349,179

		6.	Shared Voting Power: See Item 4

		7.	Sole Dispositive Power: 12,349,179

		8.	Shared Dispositive Power: See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,349,179

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8% OF THE CLASS A COMMON STOCK

12.	Type of Reporting Person: PN

13G
CUSIP No. 65333F107			Page 3 of 8

1.	Name of Reporting Person: Madison Dearborn Partners II, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 12,349,179

		6.	Shared Voting Power: See Item 4

		7.	Sole Dispositive Power: 12,349,179

		8.	Shared Dispositive Power: See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,349,179

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8% OF THE CLASS A COMMON STOCK

12.	Type of Reporting Person: PN

13G
CUSIP No. 65333F107			Page 4 of 8

1.	Name of Reporting Person: Madison Dearborn Partners, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 12,349,179

		6.	Shared Voting Power: See Item 4

		7.	Sole Dispositive Power: 12,349,179

		8.	Shared Dispositive Power: See Item 4

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,349,179

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 6.8% OF THE CLASS A COMMON STOCK

12.	Type of Reporting Person: CO

CUSIP No. 65333F107	13G	Page 5 of 8

     This Amendment Number 4 to Schedule 13G (this “Amendment”) is filed by Madison Dearborn Capital Partners II, L.P., Madison Dearborn Partners II, L.P. and Madison Dearborn Partners, Inc. (collectively, the “Reporting Persons”). This Amendment hereby amends and supplements the initial Schedule 13G filed by Madison Dearborn Capital Partners II, L.P. on February 14, 2001, as amended (the “Initial Schedule 13G”). Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Initial Schedule 13G.

Item 1(a) Name of Issuer:

Nextel Partners, Inc.

Item 1(b) Address of Issuer’s Principal Executive Offices:

4500 Carillon Point
Kirkland, WA 98033

Item 2(a), Item 2(b) and Item 2(c)
Name of Person Filing, Address of Principal Business Office and Citizenship:

     Pursuant to Rule 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the “Exchange Act”), this Amendment is filed on behalf of the Reporting Persons who, pursuant to Rule 13d-5(b)(1), along with certain individuals and corporations (the “Non-Reporting Persons”) may be deemed as a group to have beneficial ownership of the Class A Common Stock (the “Class A Common Stock”) of Nextel Partners, Inc. as a result of a Reporting Persons and the Non-Reporting Persons being signatories to a Shareholders Agreement. The Reporting Persons beneficially own 6.8% of the outstanding Class A Common Stock of Nextel Partners, Inc. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists within the meaning of the Exchange Act.

     Reporting Persons:

1.	Madison Dearborn Capital Partners II, L.P., a Delaware limited partnership

2.	Madison Dearborn Partners II, L.P., a Delaware limited partnership

3.	Madison Dearborn Partners, Inc., a Delaware corporation

3 First National Plaza
Suite 3800
Chicago, IL 60602

CUSIP No. 65333F107	13G	Page 6 of 8

Kirkland, WA 98033-7353

5.	Nextel WIP Corp. (Delaware corporation)

2001 Edmund Halley Drive
Reston, VA 20191

6.	John Chapple (US citizen)

7.	David Aas (US citizen)

8.	Mark Fanning (US citizen)

4500 Carillon Point
Kirkland, WA 98033

Item 4 Ownership:

(a)-(c)	Amount Beneficially Owned, percent of class and voting/dispositive power

           Although the Reporting Persons and each Non-Reporting Person disclaim beneficial ownership of any shares of Class A Common Stock beneficially owned by each other Non-Reporting Person, pursuant to the Exchange Act and the regulations thereunder, the Reporting Persons and the Non-Reporting Persons may be deemed as a group to have beneficial ownership of 26,248,181 shares of Class A Common Stock, the aggregate number of shares of Common Stock which are beneficially subject to the terms of the Shareholders Agreement, representing 14.4% of the outstanding Class A Common Stock as of December 31, 2004.

           The Reporting Persons have sole power to vote and dispose of 12,349,179 shares, or 6.8% of the outstanding shares, of Class A Common Stock.

CUSIP No. 65333F107	13G	Page 7 of 8

The Reporting Persons disclaim beneficial ownership of all shares of which they may be deemed to have shared power to vote or dispose. The ownership information set forth above pertaining to shared dispositive and voting power in respect of the Class A Common Stock is based solely on (i) the record ownership by the Reporting Persons, (ii) information provided in public filings and (iii) information provided to the Reporting Persons by the Non-Reporting Persons pursuant to the provisions of the Shareholders Agreement. To the extent information provided in this Item is derived from information described in clause (ii) or (iii) of the immediately preceding sentence, it is subject in its entirety to the accuracy of such information.

Item 5 Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65333F107	13G	Page 8 of 8

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 15, 2005

/s/ Michael J. Wilson

Signature

Michael J. Wilson/Vice President of Madison Dearborn Partners, Inc.; which is General Partner of Madison Dearborn Partners II, L.P., which is General Partner of Madison Dearborn Capital Partners II, L.P.

Name/Title

/s/ Michael J. Wilson

Signature

Michael J. Wilson/Vice President of Madison Dearborn Partners, Inc.; which is General Partner of Madison Dearborn Partners II, L.P.

Name/Title

/s/ Michael J. Wilson

Signature

Michael J. Wilson/Vice President of Madison Dearborn Partners, Inc.

Name/Title